[redacted]

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

28th August 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 28th August 2008.

"Interim Results for the six months to 30th June 2008"
"Vietnam Drilling Update".

Yours faithfully

Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Vietnam Drilling Update

The Chim Công well on Block 12W in Vietnam has been drilled into the basement to a total depth of 2,964 metres, resulting in an oil discovery.

Wireline logging indicated that 7 metres of net oil pay was encountered in a sandstone overlying the basement. A drill stem test confirmed the discovery. Owing to poor rock quality of the reservoir at this location, the oil flow rate achieved was marginal.

The well will now be plugged and abandoned. The partners intend to further investigate this discovery in order to more clearly ascertain the commercial potential of this new play.

Elsewhere on Block 12W similar sandstones are of reasonable quality. Premier will now evaluate the extent of the better quality sandstone and thus determine the potential resource within Chim Công and the potential for similar accumulations within this stratigraphic unit in Block 12W.

Premier (operator) holds a 37.5% interest in Block 12W, with partners Santos (37.5%) and Delek Energy (25%).

Premier's Chief Executive, Simon Lockett, said:

"This result is encouraging for the remaining potential of the block. We will now assimilate the information from this programme before identifying the next set of targets for this block. Meanwhile our development teams continue to advance our plans for the development of the Chim Sáo oilfield, which is our development priority on Block 12W."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

PremierOil

Press Release

Premier Oil plc
Interim Results for the six months to 30 June 2008

Highlights

- Production of 38,000 boepd up 11 per cent on first half 2007 (34,086 boepd)
- Post-tax profits up 247 per cent to US$71.2 million (2007: US$20.5 million)
- Operating cash flow up 104 per cent to US$191.1 million (2007: US$93.9 million)
- Strong net cash position of US$176.9 million (2007: net debt of US$24.1 million)
- Continuing material progress on all four major development projects
- Appraisal successes in Vietnam and Mauritania

Outlook

- Full year production for 2008 expected in the range 36,000-38,000 boepd
- On track to achieve production target of 50,000 boepd by end 2010
- Commercial agreements, funding and people in place to deliver on development projects
- New reserve bookings and upgrade at Anoa anticipated at year-end
- Material exploration campaign planned for 2009 focused on wells in Vietnam, Indonesia, Congo and Norway
- Oil discovery at Chim Công announced today – potential new play type

Simon Lockett, Chief Executive, commented:

"Along with our excellent financial results, the first half of 2008 has seen continuing material steps forward on our development projects. We remain on track to deliver on our 2010 production target. Given our financial strength we are turning to new projects which will underpin Premier's next phase of growth."

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

A copy of the recorded interim results presentation is available on the company's website (www.premier-oil.com). Additionally, there will be a Q&A teleconference for analysts on Thursday 28 August starting at 9.30am.

Following changes in the UK company disclosure regulations, it is no longer a requirement for half-yearly financial statements to be sent to shareholders. Accordingly, Premier will not be printing and distributing a 2008 Interim Report. A copy of this announcement is available for download from our website at www.premier-oil.com and hard copies can be requested by contacting the company (email: premier@premier-oil.com or telephone: +44 (0)20 7730 1111).

PremierOil

Interim Results for the six months to 30 June 2008

CHAIRMAN'S STATEMENT

In the first half of 2008 Premier produced an exceptional set of financial results benefitting from a rising production profile and a strong commodity price environment.

Production increased to 38,000 barrels of oil equivalent per day (boepd), up 11 per cent on the same period last year, due mainly to strong production performance from the Scott, Kyle and Wytch Farm oil fields in the UK and incremental production from the Zamzama Phase 2 project in Pakistan.

Operating profits increased by 145 per cent to US$203.6 million and post-tax profits rose by 247 per cent to US$71.2 million. With strong operating cash flows of US$191.1 million, Premier had a net cash position of US$176.9 million at the end of June.

We recorded two appraisal successes and an exploration discovery from six wells in the first half. Our successful appraisal of the earlier Chim Sáo discovery confirmed the northern extent of the field and reaffirmed our commitment to the development of the Chim Sáo and Dua accumulations. First oil is expected in 2010. Our exploration discovery, Chim Ung, and the subsequent discovery at Chim Công have provided important information on oil migration paths across the block, and have reinforced the overall liquids potential of the area.

The appraisal of the Banda gas discovery in Mauritania provided important information which will feed into potential gas development solutions. The two dry holes at Monte Cristo in the Philippines and Sparrow in the UK were disappointing, but as a result of farm-out agreements these were drilled at no cost to Premier's shareholders.

We continue to make progress on all of our major development projects. In Indonesia we have signed fully-termed Gas Sales Agreements for deliveries into Singapore and Batam, and a second gas contract in North Sumatra. The Field Development Plan for our Chim Sáo oil project in Vietnam is now being finalised for approval. Including the Frøy project in Norway, these four projects are expected to be presented for formal Board sanction by the end of 2008. We remain on target to deliver our stated target of 50,000 boepd by the end of 2010, with strongly rising production thereafter. This development programme is fully funded.

Our business development activity continued with the award of a new licence in Vietnam (Block 104-109/05), proposed study projects for three new Indonesian areas, and pre-

qualification for licensing rounds in the Middle East and North Africa, where we are working closely with our joint venture partner, Emirates International Investment Company LLC (EIIC).

Our focus on maintaining world-class health, safety and environmental performance continues. In June we retained our OHSAS18001 certification for production operations and were recommended for ISO14001. For our global drilling function these certifications have been in place for three years and have recently been revalidated. We were also pleased to again be included in the FTSE4Good Index.

Outlook

Our project teams in Indonesia, Vietnam and Norway are focused on optimising our development projects in what continues to be a challenging commercial environment.

We are also preparing for an extensive 2009 exploration campaign. Two wells are planned on Block 07/03 in Vietnam, where seismic has shown that we have large structures, and a further two on the Tuna block in Indonesia. In Norway we will drill the Bream appraisal well and up to three further exploration wells. In Congo one or possibly two deepwater wells will be drilled on Marine Block IX.

As demonstrated by these interim results, we have a strong financial base from which to pursue these growth opportunities.

Sir David John KCMG
Chairman

INTERIM MANAGEMENT REPORT

OPERATIONAL REVIEW

ASIA

During the first half of 2008, excellent progress was made in the region on Premier's three development projects (Gajah Baru, Chim Sáo and North Sumatra Block A), and planning is well under way for a major exploration campaign for 2009.

Production and development

In the first half of 2008, the Premier-operated Natuna Sea Block A in Indonesia sold an overall average of 143 billion British thermal units per day (BBtud) (gross) from its gas export facility, while the non-operated Kakap field contributed a further 67 BBtud (gross). Liquids production from Anoa averaged 2,208 barrels of oil per day (bopd) (gross) and from Kakap 6,708 bopd (gross). Overall, net production from Indonesia amounted to 11,850 boepd (2007: 11,848 boepd).

Significant progress has been made in commercialising Natuna Sea Block A gas reserves not already covered by gas contracts. Following the Heads of Agreement, signed with three different customers (Sembcorp Gas Pte Ltd (Sembgas) in Singapore, and PT Perusahaan Listrik Negara (PLN) and PT Universal Batam Energy (UBE) in Batam, Indonesia), full Gas Sales Agreements were signed in April 2008. The gas transportation agreement required for delivery to Sembgas is expected to be concluded in the third quarter of 2008 and the associated agreements for the Batam sales in the fourth quarter of 2008. The Government of Indonesia has approved the Gas Sales Agreements and also the Plan of Development for three fields (Gajah Baru, Naga and Iguana), which are required to satisfy the Gas Sales Agreements. The order has been placed for wellhead platform steel. The first field to be developed will be Gajah Baru, at a cost of around US$500 million and with maximum routine gas sales in the order of 140 million standard cubic feet per day (mmscfd). The reserves in the three fields exceed 500 billion cubic feet (bcf).

On North Sumatra Block A, commercialisation of the Alur Siwah, Alur Rambong and Julu Rayeu fields continued with signature, in April, of a second Gas Sales Agreement with PLN, the state electricity company, for the long-term supply of 15 BBtud of gas. Approval of the Plan of Development for the fields was received in January and Front End Engineering Design (FEED) studies commenced at the end of the period. Detailed negotiations are under way for a Facilities Sharing Agreement for the use of ExxonMobil's

gas transportation system. Refinement of the Subsurface Development Plan is ongoing to finalise well locations for the first phase of development drilling, which is scheduled to commence at the end of 2009.

Elsewhere on the block, plans are well under way to workover and test up to six wells on the Tualang and Lee Tabeue oil fields. Subsurface studies have indicated that there is potential to re-start production from the fields, abandoned in 2001. The wells will be tested to evaluate the current subsurface condition of the fields and, with success, plan a larger scale re-activation programme.

In Vietnam, sanction of the Chim Sáo development project in Block 12W is expected during the third quarter of 2008. In April, the Reserves Assessment Report was approved by the Government of Vietnam, followed by the Outline Development Plan approval in May. The Field Development Plan is now in the final stages of approval. The development plan entails production of oil via two Wellhead Platforms tied back to a Floating Production Storage and Offtake vessel (FPSO). Associated gas will be exported via a spur to the Nam Con Son Pipeline. A tender process has been completed for both the provision of the FPSO and for an EPCI contract for the surface facilities. Multiple bids were received and preferred contractors have been selected. Work has commenced with these contractors under Interim Agreements while final partner and government approvals are sought. First production remains on schedule for mid-2010.

Government of India approval remains outstanding for the Ratna Production Sharing Contract (PSC). The Ratna and R-Series fields lie in shallow water offshore Mumbai and are estimated to contain around 80 million barrels of oil (mmbbls). Premier has a 10 per cent carried interest and is the operator.

Exploration and appraisal

In Indonesia, exploration studies are in progress to mature the existing prospect inventory on Natuna Sea Block A as well as assess other potential opportunities. A reprocessing project covering 3,000km of 2D seismic data is under way, along with regional and focused geological studies.

The operator commenced a 265km 2D seismic acquisition programme on the Buton block in January. The acquisition programme will take nine months to complete because of challenging terrain and the remote location. A processing contract for the data has been awarded and it is expected that the initial data will be available from September. An exploration well is planned for 2010.

Premier completed the first phase of technical evaluation across the Tuna block in parallel with the ongoing work programme in Premier's Vietnam Block 07/03 immediately to the north. Leads have been identified across the block at multiple levels and in a number of play configurations. A contract has been awarded to Fugro for the acquisition of 2,400km of 2D seismic data across the block, expected to commence in August, that is focused on maturing and high grading the current prospect inventory. Planning is under way for two wells to be drilled on the Tuna block in late 2009, subject to rig availability.

In Indonesia, in partnership with government authorities (MIGAS), Premier plans to participate in studies on three blocks located in North Sumatra, East Kalimantan and the Java Sea.

In Vietnam, a successful appraisal well was drilled on Block 12W to the north of Chim Sáo. Two reservoir zones sustained oil flow at a combined rate of 4,330 bopd plus 3.5 mmscfd with no water production. Chim Sáo North was suspended as a future producer. Subsequently two exploration wells were drilled in Block 12W. Well Chim Ùng-1 intersected 15 metres of oil in a good quality reservoir and was then sidetracked into the adjacent Chim Boi Ca structure which encountered oil shows before being plugged and abandoned. The rig then moved to drill the Chim Công prospect. On Premier-operated Block 07/03, we have contracted a rig to drill two firm wells in a multi-operator drilling programme commencing in the second quarter of 2009. Seismic acquisition is in progress to high grade prospects ahead of this drilling programme, which will target structures significantly larger than those we are currently drilling on Block 12W.

In February Premier was awarded a 50 per cent operating interest in Block 104-109/05 on the western flank of the Song Hong Basin offshore northern Vietnam. Planning has commenced for a seismic survey in early 2009 to high grade the numerous leads on the block ahead of the first exploration well. Premier will be carried for this well.

In the Philippines, Premier participated in the Monte Cristo-1 wildcat exploration well in the SC43 licence. The well encountered the Lower Canguinsa reef objective as planned. The reef had good reservoir properties but no hydrocarbons were found and the well was plugged and abandoned. Premier's costs for the well were carried under a farm-out agreement which left Premier holding a 21 per cent participating interest in the licence.

MIDDLE EAST-PAKISTAN

The first half of 2008 saw record production from Pakistan and increasing activity across the Middle East and North Africa in conjunction with Premier's joint venture partner, EIIC. The joint venture has pre-qualified for forthcoming licensing rounds in the region and has established its office in Abu Dhabi.

Production and development

Pakistan production in the first half of the year achieved a record average 14,750 boepd, 18 per cent higher than the corresponding period for 2007 (12,532 boepd). This increase has been primarily from the additional supplies made available from the Zamzama gas field to meet the growing energy demand in Pakistan.

Qadirpur production was 4,100 boepd (2007: 3,976 boepd). The plant capacity is being further enhanced from the current 500 mmscfd to 600 mmscfd and the project is now expected to be completed before the end of 2008. In addition, negotiations are in progress for the supply of 75 mmscfd of permeate gas to a power plant, with first gas expected in 2010. A drilling campaign has commenced to maintain the field production profile as well as to develop other producing horizons in the field.

Production from Kadanwari during the first half of 2008 was 1,350 boepd (2007: 1,338 boepd) with the increase primarily from the Kadanwari-18 well, which went into production in February. As part of the field development plan, a drilling campaign is being carried out, with the K-17 well currently being drilled, the K-14 B well planned to be drilled in October 2008 and three additional wells in 2009.

Zamzama production averaged 6,150 boepd during the current period (2007: 4,330 boepd). Phase 2 was successfully commissioned, although full plant High Calorific Value (HCV) capacity could not be achieved due to mechanical problems. The reduced HCV gas availability was however fully mitigated by additional supply of Medium Calorific Value (MCV) gas to meet gas demand. Steps are being taken to remove plant bottlenecks to achieve the full design Phase 2 plant capacity before the end of 2008.

Bhit and Badhra field production was 3,150 boepd during the first half of 2008 (2007: 2,888 boepd). Bhit Phase 2 was successfully completed in the first quarter of 2008 and the plant capacity enhanced from 270 mmscfd to 315 mmscfd. The Badhra well was successfully tied into the system, which contributed an average 150 boepd to production during the first half of 2008.

The Gas Sales Agreement for the sale of 22 mmscfd gas from the Zarghun South field (in which Premier has a 3.75 per cent carried interest) has been signed. FEED is currently in progress and first gas is now expected in 2010.

Exploration and appraisal

The Qadirpur Deep-1 well was drilled in 2007 and was suspended due to high pressures and temperatures. The requisite testing equipment has since been procured and the testing is expected to commence in September 2008. This well has the potential to prove substantial additional reserves.

NORTH SEA

During the first half of 2008, Premier continued to pursue its strategy of maximising output from our existing UK production assets, whilst seeking to build its new position in the Norwegian sector. Good progress was made on both development and exploration projects. Discoveries on adjoining blocks have added to the prospectivity of our acreage.

Production and development

Production in the UK amounted to 10,600 boepd (2007: 8,338 boepd) representing 28 per cent of the group total (24 per cent in 2007). The increase, compared to the corresponding period of 2007, is as a result of a programme of active investment in infill drilling and by applying technology to enhance recovery from our producing fields.

The Wytch Farm oil field contributed 3,100 boepd net production to Premier, up 2 per cent on last year. A strong underlying production performance was maintained by a proactive workover campaign that saw four successful workovers completed and minimal production interruptions. The major investment activity was the completion of the M20 water injection well together with the K08 infill well that was brought online ahead of schedule.

During the second half of 2008, the L01 infill well will be completed along with two further workovers. An infield pipeline replacement project will also commence.

Production from the Scott field was higher than expected at 4,250 boepd (2007: 1,916 boepd) and despite continual work on facility upgrade projects, interruptions to production operations were less than anticipated.

Scott production was disrupted by a strike at the Grangemouth refinery causing a shutdown of the Forties Production System. A full shutdown occurred on 27 April but

production was quickly re-established. During the fourth quarter of 2008 an infill drilling programme consisting of three wells will commence.

Net production from Kyle was 2,550 boepd, an improvement of 17 per cent on last year as a consequence of improved operational performance under gas lift. Following a full field shutdown in early May for compressor repairs on Banff, Kyle production achieved a record level of 9,700 boepd (gross) with three wells online.

In the Fife Area, the planned suspension of production occurred on 2 May to coincide with the last tanker offload. Work is now under way to complete the plan that allows temporary suspension of the Fife Area fields for a period of up to two years. Premier has retained the right to redevelop the area with an alternative facility. Partnership discussions are currently under way with a number of interested parties.

Production from Telford, which was steady during the period and in line with budget, accounted for the remainder of net production.

On the Frøy field in Norway development planning has significantly advanced. Detailed negotiations with the preferred contractor for the Jack-Up Drilling Production Storage and Offtake unit (JUDPSO), and with the other field owner are continuing around the lease contract and the arrangements for payment guarantees. Premier plans to invest in both the Frøy field and alongside the contractor in the JUDPSO unit which will be leased to the field owners. Subject to satisfactory outcome of these negotiations, the joint venture is working towards submission of the Field Development Plan and contract award during the second half of 2008.

Exploration and appraisal

On Block 23/22b in the UK, the Sparrow well was farmed out to Oilexco and BG. The well was drilled, in March, to a depth of 10,598ft, 50ft into the Ekofisk formation fulfilling licence commitments. Good reservoir sands were penetrated but unfortunately these were water wet. The well was drilled at zero cost to Premier.

Subsequently, Oilexco and BG announced the discovery of oil in the deeper Moth prospect on the adjacent Block 23/21. Premier is currently assessing the results of this well to determine if the potential extends on to Block 23/22b. Oilexco and BG have farm-in rights to the deeper prospect on Block 23/22b under which Premier would receive a partial carry whilst retaining a 20 per cent interest in any extension of the Moth discovery.

Premier is in the final stages of negotiating the farm-out of Block 21/7b to a third party. Following the recent Scolty and Torphins discoveries in adjoining acreage, a site survey has been completed and, subject to rig availability, a well is planned for early 2009.

Premier made two applications in the 25th UK Licensing Round in May, the results of which are expected late in 2008 or early 2009.

In Norway on PL407, severe delays to the contracted rig, due to operational problems on the preceding well, have resulted in the Bream appraisal well slipping to the first quarter of 2009. An agreement with the Norwegian Ministry of Petroleum and Energy is being sought by the operator to extend the work obligation deadline.

On the Premier-operated PL406 licence the 3D seismic acquisition programme was completed as planned in April. Processing of the new data has commenced and the first fast track volumes have been received almost one month ahead of schedule. The rig for the obligation well, the Maersk Guardian, has now been secured and the well is anticipated to spud in late 2009 or early 2010.

In the second half of 2008 Premier has a number of drilling decisions to make. The recent Jordbaer discovery has significantly enhanced the potential of our contiguous position in PL374. In our PL359 licence, immediately to the south of the 2007 Luno discovery, a follow-up well is planned for 2009.

Premier will be participating in the 2008 APA Round and the 20th Open Licensing Round in Norway later this year.

WEST AFRICA

The first half of 2008 has seen both development and appraisal activity in Mauritania, and the progression of preparations for our 2009 exploration campaign in Congo.

Production and development

In Mauritania, production from Chinguetti for the first half of 2008 averaged 800 boepd (2007: 1,368 boepd). In May a drilling programme commenced consisting of three interventions and two new Chinguetti development wells. The interventions were completed by the end of June and the first of the new development wells is due to commence production shortly.

The joint venture is evaluating potential Tiof development options on PSC B, including interpretation of new seismic acquired in 2007.

Exploration and appraisal

Assessment of the Banda PSC A discovery continued with the successful drilling of the Banda-NW appraisal well, which encountered oil and gas intervals similar to the Banda-1 discovery well. The well, which was sidetracked for additional geological information, has been suspended. The joint venture continues to evaluate development and gas commercialisation options and is planning a further appraisal well, Banda East, in the fourth quarter of 2008. Work is ongoing to re-evaluate the prospect portfolio, with a number of new leads identified.

In Congo, Premier has progressed its evaluation of the prospects within Marine Block IX and is in advanced negotiations to secure a rig to drill the Frida prospect in 2009. Frida is an Albian carbonate raft prospect that is analogous to the nearby producing Kitina oil field. Operational preparations for the 2009 drilling campaign are ongoing with an Environmental Impact Study and procurement of long-lead drilling equipment.

In May, Premier signed a farm-out agreement with Kuwait Foreign Petroleum Exploration Company KSC (KUFPEC) to assign a 27 per cent participation (30 per cent paying interest) in this project. The assignment of interest to KUFPEC is subject to Congolese Government approvals.

In SADR, there have not been any material changes to the status of Premier's contracts, which are held in force majeure pending resolution of sovereignty issues.

Working interest production by region (boepd)

	Six months to 30 June 2008			Full year 2007		
	Liquids	**Gas**	**Total**	**Liquids**	**Gas**	**Total**
North Sea	9,300	1,300	10,600	8,500	1,350	9,850
Asia	1,900	9,950	11,850	2,200	9,800	12,000
Middle East-Pakistan	350	14,400	14,750	300	12,400	12,700
West Africa	800	-	800	1,200	-	1,200
Total group	**12,350**	**25,650**	**38,000**	**12,200**	**23,550**	**35,750**

FINANCIAL REVIEW

Group production, on a working interest basis, averaged 38,000 boepd in the first half compared to 34,086 boepd in the first half of 2007, and 35,750 boepd for the full-year 2007. This reflects good performance from our UK producing oil fields and strong market demand for our gas in Pakistan and Singapore.

Premier's average realised oil price for the period was US$110.0 per barrel (bbl) (2007: US$64.6/bbl), a small premium to average Brent crude prices for the period. Average realised gas prices rose to US$6.61 per thousand cubic feet (mcf) (2007: US$5.03/mcf). The net effect of sales volume and price changes was to increase turnover to US$385.8 million (2007: US$255.5 million) after deducting hedging costs of US$11.2 million.

Cost of sales in the period was US$138.8 million (2007: US$130.0 million). Underlying operating costs, after adjusting for inventory movements, were US$9.6/bbl (2007: US$7.5/bbl) reflecting industry-wide cost pressures and the high operating costs of the Fife Area fields as they reached suspension of production.

Exploration expense and pre-licence exploration costs amounted to US$25.4 million (2007: US$26.7 million) and US$6.7 million (2007: US$7.9 million) respectively, after taking into account the write-off of certain costs in Gabon, India, the Philippines and Vietnam.

Interest revenue, finance and other gains for the period were US$7.5 million (2007: US$1.2 million), offset by finance charges of US$13.4 million (2007: US$5.8 million). We also incurred a net charge in the income statement of US$7.2 million (2007: US$9.9 million) in respect of mark-to-market revaluation of oil hedges. A provision of US$116.9 million in respect of gas hedges is recorded as a movement in reserves in the balance sheet.

The tax charge of US$119.3 million (2007: US$48.0 million) reflects an underlying tax rate similar to the prior period, on higher operating profits.

Profit after tax in the period to 30 June 2008 was US$71.2 million compared with US$20.5 million for the corresponding period last year.

individuals throughout the organisation. Further, the company has focused its activities mainly in known hydrocarbon basins in jurisdictions that have previously established long-term oil and gas ventures with foreign oil and gas companies, existing infrastructure of services and oil and gas transportation facilities, and reasonable proximity to markets.

A summary of the principal risks facing the company and the way in which these risks are mitigated is provided on the company's website (www.premier-oil.com).

FINANCIAL REVIEW

Group production, on a working interest basis, averaged 38,000 boepd in the first half compared to 34,086 boepd in the first half of 2007, and 35,750 boepd for the full-year 2007. This reflects good performance from our UK producing oil fields and strong market demand for our gas in Pakistan and Singapore.

Premier's average realised oil price for the period was US$110.0 per barrel (bbl) (2007: US$64.6/bbl), a small premium to average Brent crude prices for the period. Average realised gas prices rose to US$6.61 per thousand cubic feet (mcf) (2007: US$5.03/mcf). The net effect of sales volume and price changes was to increase turnover to US$385.8 million (2007: US$255.5 million) after deducting hedging costs of US$11.2 million.

Cost of sales in the period was US$138.8 million (2007: US$130.0 million). Underlying operating costs, after adjusting for inventory movements, were US$9.6/bbl (2007: US$7.5/bbl) reflecting industry-wide cost pressures and the high operating costs of the Fife Area fields as they reached suspension of production.

Exploration expense and pre-licence exploration costs amounted to US$25.4 million (2007: US$26.7 million) and US$6.7 million (2007: US$7.9 million) respectively, after taking into account the write-off of certain costs in Gabon, India, the Philippines and Vietnam.

Interest revenue, finance and other gains for the period were US$7.5 million (2007: US$1.2 million), offset by finance charges of US$13.4 million (2007: US$5.8 million). We also incurred a net charge in the income statement of US$7.2 million (2007: US$9.9 million) in respect of mark-to-market revaluation of oil hedges. A provision of US$116.9 million in respect of gas hedges is recorded as a movement in reserves in the balance sheet.

The tax charge of US$119.3 million (2007: US$48.0 million) reflects an underlying tax rate similar to the prior period, on higher operating profits.

Profit after tax in the period to 30 June 2008 was US$71.2 million compared with US$20.5 million for the corresponding period last year.

Cash flow

Cash flow from operating activities amounted to US$191.1 million (2007: US$93.9 million). Capital expenditure in the period was US$73.4 million (2007: US$107.1 million, excluding acquisitions).

Capital expenditure (US$ million)

	2008 half year	2007 half year
Fields/developments	**21.7**	37.9
Exploration	**50.5**	68.2
Acquisitions	**-**	88.6
Other	**1.2**	1.0
Total	**73.4**	195.7

Exploration spend in the first half was US$50.5 million including the successful appraisal programmes in Vietnam and Mauritania. Following significant progress in our development project portfolio, it is anticipated that there will be an increasing level of development spend in the second half of 2008 as the pace of activity on these projects accelerates.

Net cash at 30 June 2008 was US$176.9 million (2007: net debt of US$24.1 million). These funds, together with undrawn bank facilities of over US$200 million will be utilised to finance Premier's significant development spend in the periods to 2011.

Net cash/(debt) (US$ million)

	2008 half year	2007 half year
Cash and cash equivalents	**433.0**	240.8
Convertible bonds*	**(203.1)**	(196.9)
Other long-term debt**	**(53.0)**	(68.0)
Net cash/(debt)	**176.9**	(24.1)

* excluding unamortised issue costs and allocation to equity
** excluding unamortised issue costs

Financial risk management

No changes have been made to the group's hedging policy or position during 2008. As at 30 June 2008, 8.1 million barrels of oil (covering the period to end December 2012) were hedged at an average floor price of US$39.3/bbl and a cap at US$100.0/bbl. Payments due under the hedges of US$8.1 million were deducted from sales revenues in the period. There is no requirement to mark-to-market these oil hedges to the extent that they are embedded within physical offtake contracts. An amount of US$7.2 million has been

charged to the income statement reflecting the fact that volumes under physical offtake contracts may not fully match hedged volumes in the future.

In addition 582,000 metric tonnes (mt) of High Sulphur Fuel Oil (HSFO), the basis for our Indonesian gas contract pricing, is hedged for the period to 30 June 2013. The average floor from 1 July 2008 is US$250.0/mt with a cap of US$500.0/mt (approximately equivalent to a Brent crude price of US$100.0/bbl). Payments due under the hedges of US$3.1 million were deducted from sales revenues. Mark-to-market valuation adjustments in respect of these gas hedges are US$116.9 million for the period. Since current and forward prices are above the 'strike' price of these hedges, this represents a change in the intrinsic value of the hedges and is therefore recorded as a movement in group revenue reserves.

Premier operates and reports in US dollars. Foreign exchange exposure therefore relates only to certain sterling and other local currency expenditures. This net exposure is covered by the sale of US dollars on a spot or short-term forward basis. The average rate achieved for transactions maturing in the first half of 2008 was US$1.97:£, marginally better than the average daily rate for the period of US$1.98:£. Forward foreign exchange contracts outstanding at the end of June showed a positive mark-to-market valuation of US$0.9 million (2007: US$0.2 million).

There have been no material changes to, or material transactions with, the related parties as described in note 26 of the annual report and financial statements for the year ended 31 December 2007.

Business risks

Premier is an international business which has to face a variety of political, technical, financial and commercial risks. The company has identified certain risks pertinent to its business including: exploration and reserve risks, drilling and operating risks, costs and availability of materials and services, loss of or changes to production sharing or concession agreements, joint venture or related agreements, economic and sovereign risks, legal systems, market risk, security risk in area of operations, loss of key human resources, volatility of future oil and gas prices and foreign currency risk.

Effective risk management is critical to achieving our strategic objectives and protecting our assets, personnel and reputation. Premier manages its risks by maintaining a balanced portfolio, through compliance with the terms of its agreements, application of appropriate policies and procedures and through the recruitment and retention of skilled

individuals throughout the organisation. Further, the company has focused its activities mainly in known hydrocarbon basins in jurisdictions that have previously established long-term oil and gas ventures with foreign oil and gas companies, existing infrastructure of services and oil and gas transportation facilities, and reasonable proximity to markets.

A summary of the principal risks facing the company and the way in which these risks are mitigated is provided on the company's website (www.premier-oil.com).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge the attached condensed set of interim financial statements has been prepared in accordance with IAS 34 - Interim Financial Reporting, and that the interim management report includes a fair review of the information required by DTR 4.2.7R (an indication of events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year) and DTR 4.2.8R (disclosure of related parties' transactions and changes therein) of the Disclosure and Transparency Rules.

The directors of Premier Oil plc are as listed in the company's annual report and financial statements 2007, with the exception that Mr Scott Dobbie and Mr Ron Emerson retired on 6 June 2008.

By order of the Board

Robin Allan
Director

Tony Durrant
Director

27 August 2008

Interim Results for the six months to 30 June 2008

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Net cash from operating activities	11	**191.1**	93.9	269.5
Investing activities:				
Capital expenditure		**(73.4)**	(195.7)	(261.2)
Pre-licence exploration costs		**(6.7)**	(7.9)	(8.3)
Investment of funds in joint venture		**(0.1)**	-	-
Proceeds from disposal of intangible exploration and evaluation assets		**-**	-	1.0
Net cash used in investing activities		**(80.2)**	(203.6)	(268.5)
Financing activities:				
Issue of Ordinary Shares		**0.3**	0.5	1.0
Purchase of shares for ESOP Trust		**(3.5)**	-	-
Issue of convertible bonds		**-**	250.0	250.0
Issue costs for the convertible bonds		**-**	(5.9)	(5.9)
Loan drawdowns		**-**	68.0	53.0
Interest paid		**(5.9)**	(3.0)	(9.3)
Net cash (used in)/from financing activities		**(9.1)**	309.6	288.8
Currency translation differences relating to cash and cash equivalents		**(0.8)**	-	1.3
Net increase in cash and cash equivalents		**101.0**	199.9	291.1
Cash and cash equivalents at the beginning of the period/year		**332.0**	40.9	40.9
Cash and cash equivalents at the end of the period/year	11	**433.0**	240.8	332.0

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge the attached condensed set of interim financial statements has been prepared in accordance with IAS 34 - Interim Financial Reporting, and that the interim management report includes a fair review of the information required by DTR 4.2.7R (an indication of events during the first six months and a description of the principal risks and uncertainties for the remaining six months of the year) and DTR 4.2.8R (disclosure of related parties' transactions and changes therein) of the Disclosure and Transparency Rules.

The directors of Premier Oil plc are as listed in the company's annual report and financial statements 2007, with the exception that Mr Scott Dobbie and Mr Ron Emerson retired on 6 June 2008.

By order of the Board

Robin Allan Director	Tony Durrant Director

27 August 2008

Interim Results for the six months to 30 June 2008

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Sales revenues		**385.8**	255.5	578.2
Cost of sales	3	**(138.8)**	(130.0)	(267.5)
Exploration expense		**(25.4)**	(26.7)	(65.3)
Pre-licence exploration costs		**(6.7)**	(7.9)	(8.3)
General and administration costs		**(11.3)**	(7.9)	(17.7)
Operating profit		**203.6**	83.0	219.4
Interest revenue, finance and other gains	4	**7.5**	1.2	10.7
Finance costs and other finance expenses	4	**(13.4)**	(5.8)	(18.2)
Mark-to-market revaluation on commodity hedges		**(7.2)**	(9.9)	(64.9)
Profit before tax		**190.5**	68.5	147.0
Tax		**(119.3)**	(48.0)	(108.0)
Profit for the period/year		**71.2**	20.5	39.0
Earnings per share (cents):				
Basic	5	**86.7**	25.0	47.6
Diluted	5	**85.4**	24.8	46.9

The results relate entirely to continuing operations. Certain operations previously presented as discontinuing in June 2007 have been re-presented as continuing operations in these condensed interim financial statements and June 2007 comparatives have been restated accordingly (see note 8).

CONDENSED CONSOLIDATED STATEMENT OF TOTAL RECOGNISED INCOME AND EXPENSES

	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Currency translation differences	**2.2**	1.5	4.1
Pension costs – actuarial gains	**-**	-	0.1
Net gains recognised directly in equity	**2.2**	1.5	4.2
Profit for the period/year	**71.2**	20.5	39.0
Total recognised income	**73.4**	22.0	43.2

Interim Results for the six months to 30 June 2008

CONDENSED CONSOLIDATED BALANCE SHEET

	Notes	At 30 June 2008 Unaudited $ million	At 30 June 2007 Unaudited $ million	At 31 December 2007 $ million
Non-current assets:				
Intangible exploration and evaluation assets	6	**185.2**	185.5	153.3
Property, plant and equipment	7	**710.8**	614.4	739.5
Investments in associates		**0.2**	-	0.1
		896.2	799.9	892.9
Current assets:				
Inventories		**34.0**	19.8	22.5
Trade and other receivables	9	**626.3**	229.8	266.7
Cash and cash equivalents		**433.0**	240.8	332.0
Assets held for sale	8	**-**	97.6	-
		1,093.3	588.0	621.2
Total assets		**1,989.5**	1,387.9	1,514.1
Current liabilities:				
Trade and other payables	9	**(712.4)**	(215.2)	(252.6)
Current tax payable		**(129.4)**	(50.1)	(73.1)
Liabilities directly associated with assets held for sale	8	**-**	(14.1)	-
		(841.8)	(279.4)	(325.7)
Net current assets		**251.5**	308.6	295.5
Non-current liabilities:				
Convertible bonds		**(199.0)**	(192.2)	(195.6)
Other long-term debt		**(52.1)**	(67.0)	(52.1)
Deferred tax liabilities		**(191.8)**	(208.0)	(194.5)
Long-term provisions		**(143.8)**	(103.5)	(147.2)
Long-term employee benefit plan deficits		**(8.8)**	(9.3)	(8.2)
Deferred revenue		**(37.9)**	-	(37.9)
		(633.4)	(580.0)	(635.5)
Total liabilities		**(1,475.2)**	(859.4)	(961.2)
Net assets		**514.3**	528.5	552.9
Equity and reserves:				
Share capital	10	**73.6**	73.4	73.5
Share premium account	10	**9.6**	9.0	9.4
Revenue reserves	10	**377.4**	391.1	415.5
Capital redemption reserve	10	**1.7**	1.7	1.7
Translation reserves	10	**6.2**	1.4	4.0
Equity reserve	10	**45.8**	51.9	48.8
		514.3	528.5	552.9

Interim Results for the six months to 30 June 2008

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Net cash from operating activities	11	**191.1**	93.9	269.5
Investing activities:				
Capital expenditure		**(73.4)**	(195.7)	(261.2)
Pre-licence exploration costs		**(6.7)**	(7.9)	(8.3)
Investment of funds in joint venture		**(0.1)**	-	-
Proceeds from disposal of intangible exploration and evaluation assets		**-**	-	1.0
Net cash used in investing activities		**(80.2)**	(203.6)	(268.5)
Financing activities:				
Issue of Ordinary Shares		**0.3**	0.5	1.0
Purchase of shares for ESOP Trust		**(3.5)**	-	-
Issue of convertible bonds		**-**	250.0	250.0
Issue costs for the convertible bonds		**-**	(5.9)	(5.9)
Loan drawdowns		**-**	68.0	53.0
Interest paid		**(5.9)**	(3.0)	(9.3)
Net cash (used in)/from financing activities		**(9.1)**	309.6	288.8
Currency translation differences relating to cash and cash equivalents		**(0.8)**	-	1.3
Net increase in cash and cash equivalents		**101.0**	199.9	291.1
Cash and cash equivalents at the beginning of the period/year		**332.0**	40.9	40.9
Cash and cash equivalents at the end of the period/year	11	**433.0**	240.8	332.0

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

General Information
Premier Oil plc is a limited liability company incorporated in Scotland and listed on the London Stock Exchange. The address of the registered office is 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN United Kingdom.

The condensed interim financial statements for the six months ended 30 June 2008 were authorised for issue in accordance with a resolution of the Board of Directors on 26 August 2008.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2007 were approved by the Board of Directors on 12 March 2008 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not contain an emphasis of matter paragraph and did not contain any statement under section 237 of the Companies Act 1985.

The financial information contained in this report is unaudited. The condensed consolidated income statement, condensed consolidated statement of total recognised income and expenses and condensed consolidated cash flow statement for the interim period to 30 June 2008, and the condensed consolidated balance sheet as at 30 June 2008 and related notes have been reviewed by the auditors and their report to the company is attached.

Basis of preparation
These condensed interim financial statements for the six months ended 30 June 2008 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 – Interim Financial Reporting, as endorsed by the European Union. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2007, which have been prepared in accordance with International Financial Reporting Standards as endorsed by the European Union.

Accounting policies
The accounting policies applied in these condensed interim financial statements are consistent with those of the annual financial statements for the year ended 31 December 2007, as described in the annual financial statements, with the exception of standards, amendments and interpretations effective in 2008.

Standards, amendments and interpretations effective in 2008
At the date of authorisation of these condensed interim financial statements, the following interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) were effective for the period:

- IFRIC 11: IFRS 2 – Group and Treasury Share Transactions;
- IFRIC 12: Service Concession Arrangements; and
- IFRIC 14: IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

The adoption of these interpretations has not led to any changes in the group's accounting policies.

2. GEOGRAPHICAL SEGMENTS

	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Sales and other operating revenues by origin and destination:			
North Sea	**200.0**	122.5	280.5
Asia	**112.7**	71.3	180.2
Middle East-Pakistan	**60.0**	45.6	91.8
West Africa	**13.1**	16.1	25.7
Total group sales revenue	**385.8**	255.5	578.2
Group operating profit/(loss):			
North Sea	**102.2**	35.3	105.2
Asia	**73.1**	43.5	101.6
Middle East-Pakistan	**40.6**	32.6	47.1
West Africa	**(6.2)**	(25.7)	(26.5)
Unallocated	**(6.1)**	(2.7)	(8.0)
	203.6	83.0	219.4

3. COST OF SALES

	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Operating costs	**66.1**	46.2	116.8
Stock overlift/underlift movement	**7.9**	34.9	27.3
Royalties	**8.2**	6.3	15.5
Amortisation and depreciation of property, plant and equipment:			
Oil and gas properties	**56.0**	42.2	106.9
Other	**0.6**	0.4	1.0
	138.8	130.0	267.5

4. INVESTMENT REVENUE AND FINANCE COSTS

	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
Interest revenue, finance and other gains:			
Short-term deposits	**6.2**	1.0	7.9
Mark-to-market valuation of foreign exchange contracts	**1.3**	0.1	-
Others	**-**	-	2.1
Exchange differences	**-**	0.1	0.7
	7.5	1.2	10.7
Finance costs and other finance expenses:			
Bank loans and overdrafts	**(2.0)**	(2.7)	(5.2)
Payable in respect of convertible bonds	**(7.0)**	-	(7.0)
Unwinding of discount on decommissioning provision	**(3.6)**	(2.6)	(4.6)
Long-term debt arrangement fees	**(0.4)**	(0.2)	(0.5)
Mark-to-market valuation on foreign exchange contracts	**-**	-	(0.4)
Others	**(0.3)**	(0.3)	(0.5)
Exchange differences	**(0.1)**	-	-
	(13.4)	(5.8)	(18.2)

5. EARNINGS PER SHARE

The calculation of basis earnings per share is based on the profit after tax and on the weighted average number of Ordinary Shares in issue during the period. The diluted earnings per share allows for the full exercise of outstanding share purchase options and adjusted earnings.

Basic and diluted earnings per share are calculated as follows:

	Profit after tax Unaudited		Weighted average number of shares		Earnings per share	
	Six months to 30 June 2008	Six months to 30 June 2007	**Six months to 30 June 2008**	Six months to 30 June 2007	**Six months to 30 June 2008**	Six months to 30 June 2007
	$ million	$ million	**million**	million	**cents**	cents
Basic	**71.2**	20.5	**82.1**	82.0	**86.7**	25.0
Outstanding share options	**•**	-	**1.1**	0.8	[redacted]	
Convertible bonds	**6.7**	•	**8.0**	•		
Diluted	**77.9**	20.5	**91.2**	82.8	**85.4**	24.8

* The inclusion of the outstanding share options in the 2008 and 2007 calculations produces a diluted earnings per share. The outstanding share options number includes any expected additional share issues due to future share-based payments. At 30 June 2008 8,003,434 potential Ordinary Shares in the company that are underlying the company's convertible bonds and that dilute earnings per share have been included in the calculation of diluted earnings per share. A similar number for the comparable period has not been included because they are anti-dilutive.

6. INTANGIBLE EXPLORATION AND EVALUATION (E&E) ASSETS

	Oil and gas properties				
	North Sea	**Asia**	**Middle East-Pakistan**	**West Africa**	**Total**
	$ million	**$ million**	**$ million**	**$ million**	**$ million**
Cost:					
At 1 January 2008	36.2	89.0	-	28.1	153.3
Exchange movements	2.4		-	-	2.4
Additions during the period	9.5	35.7	2.3	7.5	55.0
Transfer to tangible fixed assets	-	(0.1)	-	-	(0.1)
Exploration expenditure written off	(2.1)	(13.2)	(0.7)	(9.4)	(25.4)
At 30 June 2008	**46.0**	**111.4**	**1.6**	**26.2**	**185.2**
At 30 June 2007	23.0	146.9	7.0	8.6	185.5

The amounts for intangible E&E assets represent costs incurred on active exploration projects. These amounts are written off to the income statement as exploration expense unless commercial reserves are established or the determination process is not completed and there are no indications of impairment. The outcome of ongoing exploration, and therefore whether the carrying value of E&E assets will ultimately be recovered, is inherently uncertain.

7. PROPERTY, PLANT AND EQUIPMENT

	Oil and gas properties					
	North Sea	Asia	Middle East-Pakistan	West Africa	Other fixed assets	Total
	$ million	$ million	$ million	$ million	$ million	$ million
Cost:						
At 1 January 2008	445.9	424.6	146.8	106.5	9.0	1,132.8
Additions during the period	10.4	4.8	7.8	3.6	1.3	27.9
Transfer from intangible fixed assets	-	0.1	-	-	-	0.1
At 30 June 2008	**456.3**	**429.5**	**154.6**	**110.1**	**10.3**	**1,160.8**
Amortisation and depreciation:						
At 1 January 2008	161.9	102.1	79.4	43.8	6.1	393.3
Exchange movements	-	-	-	-	0.1	0.1
Charge for the period	29.1	15.1	7.7	4.1	0.6	56.6
At 30 June 2008	**191.0**	**117.2**	**87.1**	**47.9**	**6.8**	**450.0**
Net book value:						
At 31 December 2007	284.0	322.5	67.4	62.7	2.9	739.5
At 30 June 2008	**265.3**	**312.3**	**67.5**	**62.2**	**3.5**	**710.8**
At 30 June 2007	281.5	261.5	69.6	-	1.8	614.4

Amortisation and depreciation for oil and gas properties is calculated on a unit-of-production basis, using the ratio of oil and gas production in the period to the estimated quantities of proved and probable reserves at the end of the period plus production in the period, on a field-by-field basis. Proved and probable reserve estimates are based on a number of underlying assumptions including oil and gas prices, future costs, oil and gas in place and reservoir performance, which are inherently uncertain. Management uses established industry techniques to generate its estimates and regularly references its estimates against those of joint venture partners or external consultants. However, the amount of reserves that will ultimately be recovered from any field cannot be known with certainty until the end of the field's life.

8. DISCONTINUED OPERATIONS

In December 2006 management decided to dispose of the group's Mauritanian operations. Negotiations with several interested parties subsequently took place. These operations, which were expected to be sold within 12 months, were classified as a disposal group held for sale and presented separately in the balance sheet in the June 2007 financial statements. The results of the Mauritanian operations for the six month period to 30 June 2007 were presented in discontinued operations in the group's June 2007 consolidated income statement.

In October 2007 discussions with a preferred bidder were terminated and a decision was made to retain the group's interests in Mauritania. As a consequence the financial results for the Mauritanian operations are no longer required to be presented separately from the group's continuing operations in the June 2008 consolidated income statement and corresponding amounts for June 2007 have been re-presented accordingly.

The major classes of assets and liabilities comprising the disposal group classified as held for sale in June 2007 were as follows:

8. DISCONTINUED OPERATIONS (continued)

	At 30 June 2007 $ million
Intangible exploration and evaluation assets	17.3
Property, plant and equipment	64.0
Investments in associates	0.1
Trade and other receivables	16.2
Total assets classified as held for sale	97.6
Trade and other payables	(5.5)
Long-term provisions	(7.0)
Deferred tax liabilities	(1.6)
Total liabilities associated with assets classified as held for sale	(14.1)
Net assets of disposal group	83.5

9. HEDGING INSTRUMENTS

The group's activities expose it to financial risks of changes primarily in oil and gas prices but also in foreign currency exchange and interest rates. The group uses derivative financial instruments to hedge certain of these risk exposures. The use of financial derivatives is governed by the group's policies and approved by the Board of Directors, which provides written principles on the use of such financial derivatives.

Oil and gas hedging is undertaken with collar options. Oil volumes are hedged using Dated Brent oil price options. Indonesian gas volumes are hedged using HSFO Singapore 180cst which is the variable component of the gas price.

Oil production

At 30 June 2008, the group had 8.1 million barrels of Dated Brent oil hedged at an average floor of US$39.3/bbl and a cap of US$100.0/bbl. During the current period oil hedges matured at a cost of US$8.1 million (2007: US$nil). At the end of 2007 an offtake agreement was agreed in which the parameters of the existing financial hedges were embedded. This agreement is for four and a half years effective from 1 July 2008 and replaces the financially-settled hedges for that period. A further option agreement was also put in place which has the effect of closing out the floor and cap in the original financially-settled hedges. The value at inception of the option agreement totalling US$37.9 million represents deferred income which will be amortised over the life of the offtake agreement.

Indonesian gas production

34 per cent of current contracted production from 2008 to mid-year 2013 is hedged with a floor of US$250.0/mt and a cap of US$500.0/mt.

During the current period gas hedges matured at a cost of US$3.1 million (2007: US$nil). All movements in fair values have previously been recognised in the income statement, as all such movements related to the time-value portion of hedges under IAS 39. For the period ended 30 June 2008 all movements in the fair value of gas hedges amounting to US$116.9 million relate to the intrinsic value of such instruments and have been recognised directly in revenue reserves.

Fair values

The fair values, which have been determined from counterparties with whom the trades have been concluded, have been recognised in the balance sheet in other receivables - oil hedges: US$353.0 million (2007: US$nil), and other payables - oil hedges: US$353.0 million (2007: US$8.9 million), gas hedges: US$141.3 million (2007: US$1.4 million).

The key variable which affects the fair value of the group's hedge instruments is market expectations about future commodity prices.

10. CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Share premium account	Revenue reserves	Capital redemption reserve	Translation and hedging reserves	Equity reserve	Total
	$ million	$ million	$ million	$ million	$ million	$ million	$ million
At 1 January 2008	73.5	9.4	415.5	1.7	4.0	48.8	552.9
Issue of Ordinary Shares	0.1	0.2	-	-	-	-	0.3
Provision for share-based payments	-	-	8.1	-	-	-	8.1
Purchase of shares for ESOP Trust	-	-	(3.5)	-	-	-	(3.5)
Derivative financial instruments	-	-	(116.9)	-	-	-	(116.9)
Transfer between reserves	-	-	3.0	-	-	(3.0)	-
Total recognised income	-	-	71.2	-	2.2	-	73.4
At 30 June 2008	**73.6**	**9.6**	**377.4**	**1.7**	**6.2**	**45.8**	**514.3**
At 30 June 2007	73.4	9.0	391.1	1.7	1.4	51.9	528.5

11. NOTES TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months to 30 June 2008 Unaudited	Six months to 30 June 2007 Unaudited	Year to 31 December 2007
	$ million	$ million	$ million
Profit before tax for the period/year	**190.5**	68.5	147.0
Adjustments for:			
Depreciation, depletion and amortisation	**56.6**	42.6	107.9
Exploration expense	**25.4**	26.5	65.3
Pre-licence exploration costs	**6.7**	7.9	8.3
Net operating charge for long-term employee benefit plans less contributions	**-**	-	(0.6)
Provision for share-based payments	**8.1**	5.0	7.8
Interest payable, other finance expenses and mark-to-market revaluation on commodity hedges	**20.6**	-	83.1
Interest revenue, finance and other gains	**(7.5)**	-	(10.7)
Operating cash flows before movements in working capital	**300.4**	150.5	408.1
Increase in inventories	**(11.5)**	(5.0)	(7.1)
Increase in receivables	**(54.2)**	(24.2)	(43.7)
Increase/(decrease) in payables	**18.5**	(8.8)	(4.5)
Cash generated by operations	**253.2**	112.5	352.8
Income taxes paid	**(68.7)**	(34.3)	(90.3)
Interest income received	**6.6**	15.7	7.0
Net cash from operating activities	**191.1**	93.9	269.5

11. NOTES TO THE CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

Analysis of changes in net cash/(debt)

	Six months to 30 June 2008 Unaudited $ million	Six months to 30 June 2007 Unaudited $ million	Year to 31 December 2007 $ million
a) Reconciliation of net cash flow to movement in net cash/(debt):			
Movement in cash and cash equivalents	**101.0**	199.9	291.1
Proceeds from long-term loans	**-**	(68.0)	(53.0)
Repayment of long-term loans	**-**	-	-
Proceeds on issue of convertible bonds – debt component	**(3.1)**	(196.9)	(200.0)
Increase/(decrease) in net cash in the period/year.	**97.9**	(65.0)	38.1
Opening net cash	**79.0**	40.9	40.9
Closing net cash/(debt)	**176.9**	(24.1)	79.0

b) Analysis of net cash/(debt):			
Cash and cash equivalents	**433.0**	240.8	332.0
Long-term debt*	**(256.1)**	(264.9)	(253.0)
Total net cash/(debt)*	**176.9**	(24.1)	79.0

* The carrying value of the convertible bonds and the other long-term debt on the balance sheet are stated net of the unamortised portion of the issue costs (US$4.1 million) and debt arrangement fees (US$0.9 million) respectively.

12. DIVIDENDS

No interim dividend is proposed (2007: US$nil)

INDEPENDENT REVIEW REPORT TO PREMIER OIL PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of total recognised income and expenses, the condensed consolidated cash flow statement and related notes 1 to 12. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdoms' Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting, as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants
London
UK

27 August 2008

END